UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

John Stanislas Albert Radziwill
c/o C Transport Maritime S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000 Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Luigi Pulcini c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000 Monaco + 377 97985900 (telephone number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Y2687W108

1	NAMES OF REPORTING PERSONS John Stanislas Albert Radziwill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,952
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,380,952
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2687W108

1	NAMES OF REPORTING PERSONS Basic Management Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,952
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,380,952
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON CO

3

Explanatory Note

The purpose of this Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2014 (the “Schedule 13D”) is solely to reflect a decrease resulting from dilution in the percentage of the common units  (the “Units”) of GasLog Partners LP., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”), beneficially owned by the Reporting Persons, based on 14,322,358 Units outstanding following the Issuer’s issuance of 4,500,000 Units in a public offering, as reported by the Issuer in the prospectus filed with the Commission on September 25, 2014. The Reporting Persons did not sell any Units in connection with such offering. To the extent the underwriters in the offering exercise their 30 day option to purchase up to an additional 675,000 newly issued Units from the Issuer, the percentage ownership of the Reporting Persons will be further diluted as a result of the additional issuance. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Sections (a) and (c) of Item 5 are amended and restated as follows:

(a) See Items 11 and 13 on the Cover Pages to this Amendment No. 1. Percentages are based on 14,322,358 Units outstanding immediately after the consummation of the Issuer’s public offering of additional common units which closed on September 29, 2014.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Units.

(c) There have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2014

John Stanislas Albert Radziwill

By:	/s/ John Stanislas Albert Radziwill

Basic Management Company Inc.

By:	/s/ John Stanislas Albert Radziwill
Name:	John Stanislas Albert Radziwill
Title:	Director